                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. ____)/1/


                             KENETECH CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   488878109
        ---------------------------------------------------------------
                                (CUSIP Number)


                            KC Holding Corporation
                      c/o ValueAct Capital Partners, L.P.
                              One Maritime Plaza
                                  Suite 1400
                        San Francisco, California 94111
                            Attn: Jeffrey W. Ubben
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                               October 25, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 15 Pages

------------------------                                  ----------------------
CUSIP No. 488878109                   13D                   Page 2 of 15 Pages
          ---------                                              -    --
------------------------                                  ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      KC Holding Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          11,365,458 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------                                  ----------------------
CUSIP No. 488878109                13D                      Page 3 of 15 Pages
          ---------                                              -    --
------------------------                                  ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      KC Merger Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
     NUMBER OF       7

      SHARES              0
                   -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,365,458 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------                                  ----------------------
CUSIP No. 488878109                13D                      Page 4 of 15 Pages
          ---------                                              -    --
------------------------                                  ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      ValueAct Capital Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,365,458 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
      ------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

------------------------                                  ----------------------
CUSIP No. 488878109              13D                        Page 5 of 15 Pages
          ---------                                              -    --
------------------------                                  ----------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    VA Partners, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             11,365,458 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

      Item 1.  Security and Issuer.

      The class of equity security to which this Statement relates is the common stock, $0.0001 par value (the "Common Stock") of KENETECH Corporation, a Delaware corporation (the "Company"). The name and address of the principal executive offices of the Company are KENETECH Corporation, 500 Sansome Street, Suite 140, San Francisco, California 94111.

      Item 2.  Identity and Background.

      This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(a) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

(i) KC Holding Corporation ("KC Holding"), a Delaware corporation, by virtue of its deemed beneficial ownership of 11,365,458 shares of Common Stock (the "Shareholder Shares");

(ii) KC Merger Corp. ("KC Merger"), a Delaware corporation, by virtue of its deemed beneficial ownership of the Shareholder Shares;

(iii) ValueAct Capital Partners, L.P. ("ValueAct"), a Delaware limited partnership, as the sole shareholder of KC Holding; and

(iv) VA Partners, L.L.C. ("VA Partners"), a Delaware limited liability company, as the sole general partner of ValueAct.

      The address of the principal business and office of KC Holding, KC Merger, ValueAct and VA Partners is c/o VA Partners, One Maritime Plaza, Suite 1400, San Francisco, California 94111. KC Holding and KC Merger are newly formed corporations that will be used to effect the acquisition of the Company. ValueAct is principally engaged in the business of investing in securities. VA Partners is principally engaged in the business of serving as the general partner for ValueAct. KC Holding, KC Merger, ValueAct and VA Partners are collectively referred to herein as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit D (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(a) under the Exchange Act.

      Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Attached as Schedule A to this Statement is information concerning the Reporting Persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

      During the last five years, none of the Reporting Persons or the persons identified on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      During the last five years, none of the Reporting Persons or the persons identified on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                              Page 6 of 15 Pages

     Item 3.  Source and Amount of Funds or Other Consideration.

     As more fully described in Item 4 hereof, KC Holding, KC Merger and Mark D. Lernal (the "Continuing Shareholder") have entered into a Voting Agreement, dated October 25, 2000 (the "Voting Agreement"). The transactions contemplated by the Voting Agreement prior to the effective time of the Exchange (as defined in Item 4) are not expected to require the expenditure of any funds. The Continuing Shareholder entered into the Voting Agreement to induce KC Holding and ValueAct to enter into the Merger Agreement (as defined in Item 4).

     Item 4.  Purpose of Transaction.

     On October 24, 2000, KC Holding, KC Merger, ValueAct, and the Continuing Shareholder entered into a Subscription and Contribution Agreement (the "Contribution Agreement") providing for (i) the sale of 865,214 shares of common stock of KC Holding to ValueAct for aggregate cash consideration of approximately $21,600,000 (the "Sale"), (ii) the issuance of 472,803 shares of common stock of KC Holding to the Continuing Shareholder in exchange for the Shareholder Shares (the "Exchange"). The value per share of such shares transferred by the Continuing Shareholder is $1.04.

     On October 25, 2000, the Company, KC Holding and KC Merger, a wholly owned subsidiary of KC Holding, entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for (i) the making by KC Merger of an all cash tender offer to purchase any and all of the shares of Common Stock (the "Shares"), at a purchase price of $1.04 per Share (the "Offer"), and (ii) following the completion of the Offer, the subsequent merger of KC Merger with and into the Company (the "Merger"), whereupon the existence of KC Merger will cease and the Company will continue as the surviving corporation (the "Surviving Corporation").

     The Offer is conditioned upon, among other things, there having been validly tendered and not properly withdrawn prior to the expiration date of the Offer that number of Shares which equals at least 85% of the total number of outstanding shares of Common Stock on a fully diluted basis, excluding the Shareholder Shares. The Offer will expire at 12:00 midnight, New York City time, on the date that is the later of (i) twenty (20) business days following the commencement of the Offer and (ii) December 7, 2000, unless otherwise extended.

     Effective upon the consummation of the Offer, KC Merger will be entitled under the Merger Agreement to designate a number of directors (rounded up to the nearest whole number) to the Board of Directors of the Company equal to the percentage of the aggregate voting power of the Shares held by KC Holding or KC Merger.

     At the effective time of the Merger (the "Merger Effective Time") and subject to certain limitations set forth in the Merger Agreement, (i) each share of common stock of KC Merger issued and outstanding immediately prior to the Merger Effect Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one fully paid and nonassessable share of Common Stock, $0.01 par value per share, of the Surviving Corporation ("Surviving Company Stock") and the holders of the outstanding shares of Common Stock so converted will become holders of records of the shares of Surviving Company Stock; (ii) all Shares held in the treasury of the Company or by any wholly owned subsidiary of the Company and any Shares owned by KC Holding or by any wholly owned subsidiary of KC Holding shall be canceled and no consideration shall be delivered in exchange therefor, and (iii) each other Share issued and outstanding immediately prior to the Merger Effective Time (other than with respect to holders who properly exercise appraisal rights) shall be converted into the right to receive from the Surviving Corporation in cash, without interest, the per share price paid for Shares in the Offer (the "Merger

                              Page 7 of 15 Pages

Consideration") and the holders of the outstanding Shares so converted shall cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration.

     At the Merger Effect Time, the Restated Certificate of Incorporation of the Company, as in effect immediately prior to the Merger Effective Time, will be amended in its entirety to be in the form set forth on Schedule 1 to the Merger Agreement. Similarly, the Restated Bylaws of the Company will be amended in their entirety to be in the form set forth on Schedule 2 to the Merger Agreement.

     As a result of the Merger, the entire equity interest in the Surviving Corporation will be owned by ValueAct and the Continuing Shareholder through KC Holding. The shareholders of the Company will no longer have any interest in, and will not be shareholders of the Surviving Corporation. Following the Merger, ValueAct and the Continuing Shareholder will have the opportunity to benefit from any earnings and growth of the Company, and will bear the risk of any decrease in the Company's value. Following the Merger, the Surviving Company Stock will no longer be traded on the NASDAQ Over The Counter Bulletin Board, price quotations will no longer be available and the registration of the Shares under the Exchange Act will be terminated. After such registration is terminated, the Surviving Corporation will no longer be required to file periodic reports with the Commission.

     In the event that ValueAct, KC Holding and KC Merger acquire 90% or more of the outstanding Shares, the Merger can be effected under Section 253 of the Delaware General Corporation Law without a meeting of the shareholders of the Company. Otherwise, the approval of the Company's shareholders will be required by applicable law in order to consummate the Merger.

     The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time, the Company, KC Holding or KC Merger may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

     As an inducement and a condition to KC Holding and KC Merger entering into the Merger Agreement and concurrently with the execution and delivery of the Merger Agreement, KC Holding, KC Merger and the Continuing Shareholder entered into the Voting Agreement. Pursuant to the Voting Agreement, the Continuing Shareholder (i) has agreed not to tender his Shares in the Offer and (ii) has granted KC Merger and KC Holding an irrevocable proxy to vote his Shares owned as of October 25, 2000 and any Shares acquired after October 25, 2000 (the "Subject Shares"): (A) in favor of the Merger and the Merger Agreement, (B) against any Takeover Proposal (as defined in the Merger Agreement) and against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which is reasonably likely to result in any of the conditions of the Company's obligations under the Merger Agreement not being fulfilled, any change in the directors of the Company, any change in the present capitalization of the Company or any amendments to the Company's Certificate of Incorporation or By-Laws, any other material change in the Company's corporate structure or business, or any other action, which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated and (C) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement which is considered at any such meeting of shareholders or in such consent, and to execute any documents which are necessary or appropriate in order to effectuate the foregoing, including the ability for KC Merger to vote the Subject Shares directly.

                              Page 8 of 15 Pages

     The Voting Agreement also provides, except as otherwise contemplated by the Contribution Agreement and the Voting Agreement, that the Continuing Shareholder will not, during the term of the Voting Agreement: (i) sell, transfer, assign, gift, pledge, hypothecate, encumber or dispose of any or all of such Subject Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all such Subject Shares or any interest in such Subject Shares, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to the Subject Shares; (iv) deposit the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares; or (v) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Voting Agreement or of the transactions contemplated under the Voting Agreement or the Merger Agreement.

     The Voting Agreement and all rights and obligations of the parties under the Voting Agreement terminates immediately upon the earlier of: (i) the date upon which the Merger Agreement is terminated in accordance with its terms or
(ii) the Merger Effective Time.

     The preceding summaries of certain provisions of the Voting Agreement, the Contribution Agreement and the Merger Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are incorporated by reference as Exhibits A, B and C hereto and are incorporated herein by reference.

     Other than as described in this Statement, none of the Reporting Persons or the persons identified on Schedule attached hereto presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer.

     Prior to October 25, 2000, none of the Reporting Persons owned or was the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Shares. Upon the execution of the Voting Agreement and the effectiveness of the Contribution Agreement, KC Holding may be deemed to have acquired "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange
Act), of the Shareholder Shares. Pursuant to the Voting Agreement, KC Holding may be deemed to have the shared power to vote the Shareholder Shares with respect to the matters set forth in the Voting Agreement. As of October 25, 2000, the Shareholder Shares totaled 11,365,458 and constituted approximately 36% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock represented to be issued and outstanding as of October 25, 2000, by the Company in the Merger Agreement).

     KC Merger Corp. Pursuant to the Voting Agreement, KC Merger may be deemed to have the shared power to vote the Shareholder Shares with respect to the matters set forth in the Voting Agreement.

     ValueAct Capital Partners, L.P. ValueAct is the sole shareholder of KC Holding. By virtue of this ownership, ValueAct may be deemed to have acquired beneficial ownership of the Shareholder Shares pursuant to the terms of the Contribution Agreement and to have the shared power to vote the Shareholder Shares with respect to the matters set forth in the Voting Agreement.

     VA Partners, L.L.C. VA Partners, as the sole general partner of ValueAct, may be deemed to have acquired beneficial ownership of the Shareholder Shares pursuant to the terms of the Contribution Agreement and to have the shared power to vote the Shareholder Shares with respect to the matters set forth in the Voting Agreement.

                              Page 9 of 15 Pages

     Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of
Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer.

     Except as otherwise set forth in this Statement (and the agreements referenced herein), to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

     Item 7.  Material to be filed as Exhibits.

     Exhibit A-     Voting Agreement, dated as of October 25, 2000, by and among
                    KC Holding Corporation, KC Merger Corp. and Mark D. Lerdal, incorporated by reference to Exhibit 2 of the Amendment No.
                    2 to Schedule 13D, as filed with the Commission on October
                    30, 2000

     Exhibit B-     Subscription and Contribution Agreement, dated as of October
                    24, 2000, by and among KC Holding Corporation, ValueAct
                    Capital Partners, L.P. and Mark D. Lerdal, incorporated by reference to Exhibit 1 of the Amendment No. 2 to Schedule
                    13D, as filed with the Commission on October 30, 2000

     Exhibit C-     Agreement and Plan of Merger, dated as of October 25, 2000, by and among KC Holding Corporation, KC Merger Corp. and
                    KENETECH Corporation, incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K, as filed with the Commission on October 26, 2000

     Exhibit D-     Joint Filing Agreement, dated November 1, 2000, between KC
                    Holding Corporation, KC Merger Corp., ValueAct Capital
                    Partners, L.P. and VA Partners, L.L.C.

                              Page 10 of 15 Pages

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: November 1, 2000   KC HOLDING CORPORATION


                         By: /s/ Jeffrey W. Ubben
                             --------------------------------

                         Its: Secretary/Treasurer
                             --------------------------------

Date: November 1, 2000   KC MERGER CORP.

                         By: /s/ Jeffrey W. Ubben
                             --------------------------------

                         Its: Secretary/Treasurer
                             --------------------------------



Date: November 1, 2000   VALUEACT CAPITAL PARTNERS, L.P.
                         By: VA Partners, L.L.C.,
                             its General Partner

                         By: /s/ Jeffrey W. Ubben
                             --------------------------------

                         Its: Managing Member
                             --------------------------------

Date: November 1, 2000   VA PARTNERS, L.L.C.

                         By: /s/ Jeffrey W. Ubben
                             --------------------------------

                         Its: Managing Member
                             --------------------------------

                              Page 11 of 15 Pages

                                  SCHEDULE A

     The following persons serve as directors for each of KC Merger Corp. ("KC Merger") and KC Holding Corporation ("KC Holding"): Jeffrey W. Ubben and Peter
H. Kamin. Mr. Ubben and Mr. Kamin also serve as the executive officers of each of KC Merger and KC Holding. Mr. Ubben is the Secretary and Treasurer for each of KC Merger and KC Holding and Mr. Kamin is President of KC Merger and KC Holding. The business address for each of Mr. Kamin and Mr. Ubben is c/o VA Partners, L.L.C., One Maritime Plaza, Suite 1400, San Francisco, California 94111.

     VA Partners, L.L.C. ("VA Partners") is the sole general partner of ValueAct Capital Partners, L.P. Mr. Ubben serves as the Managing Member of VA Partners and the other founding members include Mr. Kamin and George F. Hamel, Jr. The business address for Mr. Ubben, Mr. Kamin and Mr. Hamel is c/o VA Partners, L.L.C., One Maritime Plaza, Suite 1400, San Francisco, California 94111. Each of the above individuals is a citizen of the United States.

                              Page 12 of 15 Pages

                                 EXHIBIT INDEX


Exhibit No.                               Exhibit Name
-----------         ------------------------------------------------------

    A Voting Agreement, dated as of October 25, 2000, by and among KC Holding Corporation, KC Merger Corp. and Mark D. Lerdal, incorporated by reference to Exhibit 2 of the Amendment No. 2 to Schedule 13D, as filed with the Commission on October 30, 2000

    B Subscription and Contribution Agreement, dated as of October 24, 2000, by and among KC Holding Corporation, ValueAct Capital Partners, L.P. and Mark D. Lerdal, incorporated by reference to Exhibit Amendment No. 2 to Schedule 13D, as filed with the Commission October 30, 2000

    C Agreement and Plan of Merger, dated as of October 25, 2000, by and among KC Holding Corporation, KC Merger Corp. and KENETECH Corporation, incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K, as filed with the Commission 26, 2000

    D Joint Filing Agreement, dated November 1, 2000, between KC Holding Corporation, KC Merger Corp., ValueAct Capital Partners, L.P. and VP Partners, L.L.C.

                                 Page 13 of 15 Pages